SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 17)

Conn’s Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

208242107

(CUSIP Number)

David A. Knight

Stephens Investments Holdings LLC

111 Center Street

Little Rock, AR 72201

(501) 377-2573

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 208242107

SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Investments Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,727,920
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,727,920
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,727,920
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.9
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Stephens Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 82,430
	8	Shared Voting Power 54,256
	9	Sole Dispositive Power 82,430
	10	Shared Dispositive Power 54,256
11	Aggregate Amount Beneficially Owned by Each Reporting Person 136,686
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.4
14	Type of Reporting Person (See Instructions) BD, CO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens Grantor Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 385,350
	8	Shared Voting Power 0
	9	Sole Dispositive Power 385,350
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 385,350
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.3
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 183,283
	8	Shared Voting Power 0
	9	Sole Dispositive Power 183,283
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 183,283
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.6
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren & Harriet Stephens Children’s Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 931,038
	8	Shared Voting Power 0
	9	Sole Dispositive Power 931,038
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 931,038
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 3.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens 95 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 56,633
	8	Shared Voting Power 0
	9	Sole Dispositive Power 56,633
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,633
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,352
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,352
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens 95 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 56,633
	8	Shared Voting Power 0
	9	Sole Dispositive Power 56,633
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,633
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,352
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,352
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens 95 Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 56,633
	8	Shared Voting Power 0
	9	Sole Dispositive Power 56,633
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,633
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.2
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,352
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,352
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,352
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.0
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Curtis F. Bradbury, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 234,972
	8	Shared Voting Power 0
	9	Sole Dispositive Power 234,972
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 234,972
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.8
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Douglas H. Martin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 167,240
	8	Shared Voting Power 6,300
	9	Sole Dispositive Power 167,240
	10	Shared Dispositive Power 6,300
11	Aggregate Amount Beneficially Owned by Each Reporting Person 173,540
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.6
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) WAS Conn’s Annuity Trust One
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 206,116
	8	Shared Voting Power 0
	9	Sole Dispositive Power 206,116
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 206,116
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.7
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) WAS Family Trust One
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 430,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 430,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 430,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.4
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Paula W. and John P. Calhoun Family Trust UID 6-29-2016
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 500,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 500,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.6
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,114,406
	8	Shared Voting Power 2,859,942
	9	Sole Dispositive Power 3,114,406
	10	Shared Dispositive Power 2,859,942
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,974,348
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 19.5
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

1	Name of Reporting Persons I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,805,686
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,805,686
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,805,686
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.1
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 208242107

Introductory Statement

This Amendment No. 17 to Schedule 13D relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Conn’s Inc., a Delaware corporation (the “Issuer”). This Amendment No. 17 amends and supplements (i) the statement originally filed on December 18, 2003 with the Securities and Exchange Commission (the “Commission”) by the reporting persons, (ii) Amendment No. 1 to the statement filed on June 2, 2004 with the Commission by the reporting persons, (iii) Amendment No. 2 to the statement filed on September 17, 2007 with the Commission by the reporting persons, (iv) Amendment No. 3 to the statement filed on February 1, 2008 with the Commission by the reporting persons, (v) Amendment No. 4 to the statement filed on October 8, 2008 with the Commission by the reporting persons, (vi) Amendment No. 5 to the statement filed on November 18, 2009 with the Commission by the reporting persons, (vii) Amendment No. 6 to the statement filed on October 22, 2010 with the Commission by the reporting persons, (viii) Amendment No. 7 to the statement filed on November 9, 2010 with the Commission by the reporting persons, (ix) Amendment No. 8 to the statement filed on December 15, 2010 with the Commission by the reporting persons, (x) Amendment No. 9 to the statement filed on January 13, 2012 with the Commission by the reporting persons, (xi) Amendment No. 10 to the statement filed on April 23, 2012 with the Commission by the reporting persons, (xii) Amendment No. 11 to the statement filed on December 12, 2012 with the Commission by the reporting persons, (xiii) Amendment No. 12 to the statement filed on January 10, 2013 with the Commission by the reporting persons, (xiv) Amendment No. 13 to the statement filed on December 10, 2013 with the Commission by the reporting persons, (xv) Amendment No. 14 to the statement filed on February 29, 2016 with the Commission by the reporting persons, (xvi) Amendment No. 15 to the statement filed on March 21, 2016 with the Commission by the reporting persons, and (xvii) Amendment No. 16 to the statement filed on April 8, 2016 with the Commission by the reporting persons (collectively, the “Prior Filings” and collectively with this Amendment No. 17, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings. Except as set forth below, there are no changes to the Prior Filings.

This Amendment No. 17 is filed to report an increase by more than one percent in the percentage of outstanding Common Stock owned collectively by the reporting persons.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of the Statement is supplemented by adding the following reporting persons:

WAS Family Trust One UID 3-31-2009 is a trust formed under the laws of the State of Arkansas. Its Trustee is Harriet C. Stephens. Its principal address is 111 Center St., Little Rock, AR 72201.

Paula W. and John P. Calhoun Family Trust UID 6-29-2016 is a trust formed under the laws of the State of Arkansas. Its Trustee is Warren A. Stephens. Its principal address is 111 Center St., Little Rock, AR 72201.

Warren A. Stephens is President and CEO of Stephens Inc. and Manager of Stephens Investments Holdings LLC, each with a business address of 111 Center St., Little Rock, AR 72201.

Harriet C. Stephens has a business address of 111 Center St., Little Rock, AR 72201.

CUSIP No. 208242107

Mr. and Mrs. Stephens are citizens of the United States. During the last five years, none of the individuals or entities listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Statement is supplemented by adding the following: Stephens Investments Holdings LLC used working capital to purchase 250,000 shares of the Common Stock in the open market on April 8, 2016 at an average price of $10.7398 per share.

On July 15, 2016, the following reporting persons purchased from Luxor Capital Group, L.P. a combined 1 million shares of the Common Stock for $7,100,000 in a private transaction, allocated as follows: (i) Warren A. Stephens Grantor Trust purchased 285,000 shares of Common Stock for $2,023,500, (ii) Warren A. Stephens purchased through his Roth IRA account 285,000 shares of the Common Stock for $2,023,500, and (iii) WAS Family Trust One UID 3-31-2009 purchased 430,000 shares of the Common Stock for $3,053,000. The reporting persons used personal funds in making the purchases.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Statement is supplemented by adding the following: The purchases described in Item 3 of this Amendment No. 17 were made for investment purposes. None of the reporting persons have any plans or proposals which relate to or would result in any of the actions set forth in subsections (a) through (j) of Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) of the Statement are amended and restated to read in their entirety as follows:

(a, b) The following table discloses the beneficial ownership of the Common Stock by the reporting persons and their respective directors and control persons. Because of interrelationships among the various reporting persons, certain shares of the Common Stock may be reported as being beneficially owned by more than one person. The aggregate number of shares owned by such persons is 6,382,860, representing approximately 20.8% of the outstanding Common Stock.

CUSIP No. 208242107

Name	Number of Shares Beneficially Owned	Percent of Outstanding Shares(1)	Voting Power		Dispositive Power
			Sole	Shared	Sole	Shared
Stephens Investments Holdings LLC	2,727,920	8.9	2,727,920	0	2,727,920	0
Stephens Inc.(2)	136,686	0.4	82,430	54,256	82,430	54,256
Warren A. Stephens Grantor Trust	385,350	1.3	385,350	0	385,350	0
Harriet C. Stephens Trust	183,283	0.6	183,283	0	183,283	0
Warren & Harriet Stephens Children’s Trust	931,038	3.0	931,038	0	931,038	0
Warren Miles Amerine Stephens 95 Trust	56,633	0.2	56,633	0	56,633	0
Warren Miles Amerine Stephens Trust	6,352	0.0	6,352	0	6,352	0
John Calhoun Stephens 95 Trust	56,633	0.2	56,633	0	56,633	0
John Calhoun Stephens Trust	6,352	0.0	6,352	0	6,352	0
Laura Whitaker Stephens 95 Trust	56,633	0.2	56,633	0	56,633	0
Laura Whitaker Stephens Trust	6,352	0.0	6,352	0	6,352	0
Curtis F. Bradbury, Jr.	234,972	0.8	234,972	0	234,972	0
Douglas H. Martin(3)	173,540	0.6	167,240	6,300	167,240	6,300
Warren A. Stephens(4)	5,974,348	19.5	3,114,406	2,859,942	3,114,406	2,859,942
Harriet C. Stephens(5)	2,805,686	9.1	0	2,805,686	0	2,805,686
WAS Conn’s Annuity Trust One	206,116	0.7	206,116	0	206,116	0
WAS Family Trust One	430,000	1.4	430,000	0	430,000	0
Paula W. and John P. Calhoun Family Trust	500,000	1.6	500,000	0	500,000	0

(1)	Based on 30,698,177 shares of the Common Stock reported by the Issuer as outstanding as of May 26, 2016, as set forth in the Form 10Q filed by the Issuer on June 2, 2016.
(2)	Includes 82,430 shares owned directly, as to which Stephens Inc. has sole voting power and sole dispositive power, and 54,256 shares held in discretionary trading accounts on behalf of Stephens Inc. clients as to which the firm may be deemed to have shared voting power and shared dispositive power.
(3)	Includes 50,000 shares owned by Martin Family 2016 Trust UID 6-14-2016, and 43,730 shares owned by Douglas H. Martin Trust UID 4-18-2014, as to which Mr. Martin, as sole Trustee of the trusts, has sole voting power and sole dispositive power. Also includes 1,633 shares owned directly as to which Mr. Martin has sole voting power and sole dispositive power. Also includes 800 shares owned by Douglas Martin Custodian for Haven Celeste Martin as to which Mr. Martin has sole voting power and sole dispositive power, and 1,600 shares owned by Mr. Martin’s children as to which Mr. Martin has shared voting and dispositive power pursuant to powers of attorney. Also includes 26,827 shares owned through Roth IRA accounts as to which Mr. Martin has sole voting and dispositive power, and includes 4,250 shares owned through IRA accounts as to which Mr. Martin has sole voting and dispositive power. Also includes 3,100 shares owned by Mr. Martin’s spouse as custodian for a minor child, as to which Mr. Martin may be deemed to have shared voting and dispositive power. Also includes 1,600 shares owned by a charitable foundation of which Mr. Martin is a co-trustee, as to which Mr. Martin has shared voting and dispositive power. Also includes 40,000 shares which Mr. Martin has the right to receive upon the exercise of options, and as to which Mr. Martin would have sole voting power and sole dispositive power.

CUSIP No. 208242107

(4)	Includes 2,727,920 shares owned by Stephens Investments Holdings LLC as to which Mr. Stephens, as Manager of the LLC, may be deemed to have sole voting power and sole dispositive power. Also includes 82,430 shares owned by Stephens Inc. as to which Mr. Stephens, as President of Stephens Inc., may be deemed to have sole voting power and sole dispositive power, and 54,256 shares held in discretionary trading accounts on behalf of clients of Stephens Inc. as to which Mr. Stephens, as President of Stephens Inc., may be deemed to have shared voting power and shared dispositive power. Also includes 6,352 shares owned by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, as to which Mr. Stephens, as sole Trustee of the trusts, has sole voting power and sole dispositive power. Also includes 183,283 shares owned by Harriet C. Stephens Trust, 385,350 shares owned by Warren A. Stephens Grantor Trust, 206,116 shares owned by WAS Conn’s Annuity Trust One, and 56,633 shares owned by each of Warren M. A. Stephens 95 Trust, John Calhoun Stephens 95 Trust, and Laura Whitaker Stephens 95 Trust, as to which Harriet C. Stephens is Trustee and as to which Mr. Stephens may be deemed to have shared voting and dispositive power with Ms. Stephens. Also includes 931,038 shares owned by Warren & Harriet Stephens Childrens Trust, Harriet C. Stephens, Co-Trustee, as to which Mr. Stephens may be deemed to have shared voting and dispositive power with Ms. Stephens. Also includes 430,000 shares owned by WAS Family Trust One, Harriet C. Stephens, Trustee, as to which Mr. Stephens may be deemed to have shared voting and dispositive power with Ms. Stephens. Also includes 500,000 shares owned by Paula W. and John P. Calhoun Family Trust UID 6-29-2016, as to which Mr. Stephens, as Trustee, may be deemed to have shared voting power and shared dispositive power with Ms. Stephens.
(5)	Includes 183,283 shares owned by Harriet C. Stephens Trust, 385,350 shares owned by Warren A. Stephens Grantor Trust, 206,116 shares owned by WAS Conn’s Annuity Trust One, and 56,633 shares owned by each of Warren M. A. Stephens 95 Trust, John Calhoun Stephens 95 Trust, and Laura Whitaker Stephens 95 Trust, as to which Harriet C. Stephens is Trustee and as to which Ms. Stephens may be deemed to have shared voting and dispositive power with Mr. Stephens. Also includes 931,038 shares owned by Warren & Harriet Stephens Childrens Trust, Harriet C. Stephens, Co-Trustee, as to which Ms. Stephens may be deemed to have shared voting and dispositive power. Also includes 430,000 shares owned by WAS Family Trust One, Harriet C. Stephens, Trustee, as to which Ms. Stephens may be deemed to have shared voting and dispositive power with Mr. Stephens. Also includes 500,000 shares owned by Paula W. and John P. Calhoun Family Trust UID 6-29-2016, Warren Stephens, Trustee, as to which Ms. Stephens may be deemed to have shared voting power and shared dispositive power with Mr. Stephens.

Item 5(c) of the Statement is supplemented by adding the following: The following transactions in the Common Stock have occurred during the past sixty days:

Stephens Investments Holdings LLC purchased 250,000 shares of the Common Stock in the open market on April 8, 2016 at an average price of $10.7398 per share.

Warren A. Stephens Grantor Trust, Warren A. Stephens through his Roth IRA account, and WAS Family Trust One UID 3-31-2009, purchased a combined 1 million shares of the Common Stock for $7.1 million as described in Item 3 above.

A revocable trust owned by Douglas H. Martin, Douglas H. Martin Trust UID 4-18-2014, gifted 50,000 shares of the Common Stock to Martin Family 2016 Trust UID 6-14-2016, Douglas Martin, Trustee, on June 14, 2016.

Harriet C. Stephens Trust gifted 500,000 shares of the Common Stock to Paula W. and John P. Calhoun Family Trust UID 6-29-2016, Warren A. Stephens, Trustee, effective as of June 29, 2016.

CUSIP No. 208242107

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On July 15, 2016, Warren A. Stephens Grantor Trust, Warren A. Stephens through his Roth IRA account, and WAS Family Trust One UID 3-31-2009, purchased from Luxor Capital Group, L.P. a combined $10 million par value of Conn’s Inc. 7.25% bonds maturing 07/15/2022 (CUSIP: 208242AB3) (the “Bonds”) for a purchase price of $7,260,084.30, allocated as follows: (i) Warren A. Stephens Grantor Trust purchased $2,722,425.00 par value of the Bonds for $1,976,504.41, (ii) Warren A. Stephens purchased through his Roth IRA account $2,722,427.00 par value of the Bonds for $1,976,505.86, and (iii) WAS Family Trust One UID 3-31-2009 purchased $4,555,148.00 par value of the Bonds for $3,307,074.03. The reporting persons used personal funds in making the purchases.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Agreement to File Joint Schedule 13D

Exhibit 2	Power of Attorney signed by Harriet C. Stephens, as Trustee of the WAS Family Trust One UID 3-31-2009

Exhibit 3	Power of Attorney signed by Warren A. Stephens, as Trustee of the Paula W. & John P. Calhoun Family Trust UID 6-29-2016

Exhibit 4	Power of Attorney signed by Warren A. Stephens

Exhibit 5	Power of Attorney signed by Harriet C. Stephens

CUSIP No. 208242107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 19, 2016

Date

/s/ David A. Knight
David A. Knight, as attorney in fact for Stephens Investments Holdings LLC, Stephens Inc., Warren A. Stephens Grantor Trust, Harriet C. Stephens Trust, Warren & Harriet Stephens Children’s Trust, Warren Miles Amerine Stephens 95 Trust, Warren Miles Amerine Stephens Trust, John Calhoun Stephens 95 Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens 95 Trust, Laura Whitaker Stephens Trust, Curtis F. Bradbury, Jr., Douglas H. Martin, WAS Conn’s Annuity Trust One, WAS Family Trust One, Paula W. and John P. Calhoun Family Trust, Warren A. Stephens, and Harriet C. Stephens